

Mail Stop 3720

August 20, 2008

Mr. Boosik Kim
Chief Executive Officer and Chief Financial Officer
Standard Mobile, Inc.
16870 Valley View Avenue
La Mirada, CA 90638

Re: Standard Mobile, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007, as amended
File No. 0-51879

Dear Mr. Kim:

We have reviewed your supplemental response letter dated August 7, 2008 as well as your amendment filed August 7, 2008 and have the following comment. As noted in our comment letter dated July 17, 2008, we have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting.

Item 8A. Controls and Procedures
Evaluation of disclosure controls and procedures, page 5

1.   We note that in your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were

effective. Alternatively, please further amend the 10-KSB to disclose
management's revised conclusion on the effectiveness of your disclosure controls
and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

* * * *

Please respond to this comment through correspondence over EDGAR within 10
business days or tell us when you will provide us with a response. You may contact
Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt,
Accountant Branch Chief, at (202) 551-3836 if you have questions regarding this
comment. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Kyle Moffatt
Accountant Branch Chief